UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from March 31, 2007 to December 31, 2007

Commission file no. 0-20289

A: Full title of the plan and the address of the plan, if different from that of the issuer named below:

KEMET Employees’ Savings Plan

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KEMET Corporation
Post Office Box 5928
Greenville, South Carolina 29606

REQUIRED INFORMATION

Financial Statements and Schedule.  The financial statements and schedule included herewith relating to the KEMET Employees’ Savings Plan (the “Plan”) were prepared in accordance with the financial reporting requirements of ERISA and are provided pursuant to Instruction 4 of Form 11-K.

Consent of Independent Registered Public Accounting Firm.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Act of 1934, the Administrative Committee of the KEMET Employees’ Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KEMET EMPLOYEES’ SAVINGS PLAN

June 27, 2008	By	/s/ David E. Gable
David E. Gable

Executive Vice President and Chief Financial Officer for the Administrative Committee

Report of Independent Registered Public Accounting Firm

The Board of Directors
KEMET Electronics Corporation:

We have audited the accompanying statements of net assets available for benefits of KEMET Employees’ Savings Plan (the “Plan”) as of December 31, 2007 and March 30, 2007, and the related statements of changes in net assets available for benefits for the nine months ended December 31, 2007 and year ended March 30, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing the standard of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and March 30, 2007, and the changes in net assets available for benefits for the nine months ended December 31, 2007 and year ended March 30, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule of assets (held at end of year) as of December 31, 2007 has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
KPMG LLP
Greenville, South Carolina
June 27, 2008

KEMET EMPLOYEES’ SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2007 and March 30, 2007

	December 31, 2007	March 30, 2007
Assets:
Investments at fair value (note 6)	$101,167,206	$97,630,439
Employer contributions receivable	—	2,172,695
Cash	—	15,198
Total assets	101,167,206	99,818,332
Net assets available for benefits at fair value	101,167,206	99,818,332

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 6)	(141,426)	203,482
Net assets available for benefits	$101,025,780	$100,021,814

See accompanying notes to financial statements.

KEMET EMPLOYEES’ SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Nine months ended December 31, 2007 and Year ended March 30, 2007

	December 31, 2007	March 30, 2007
Additions to net assets attributed to:
Investment income :
Net (depreciation) appreciation in fair value of investments (note 6)	$(1,851,672)	$855,171
Interest and dividends	5,914,627	4,072,909
	4,062,955	4,928,080
Contributions:
Participants	2,999,841	3,643,001
Employer	1,784,642	2,184,083
	4,784,483	5,827,084
Total additions	8,847,438	10,755,164
Deductions from net assets attributed to:
Benefits paid to participants	7,783,874	8,855,821
Administrative expenses	59,598	42,225
Total deductions	7,843,472	8,898,046
Net increase	1,003,966	1,857,118
Net assets available for benefits:
Beginning of period	100,021,814	98,164,696
End of period	$101,025,780	$100,021,814

See accompanying notes to financial statements.

KEMET EMPLOYEES’ SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and March 30, 2007

(1)                     Description of Plan

The following description of the KEMET Employees’ Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)                       General

The Plan is a defined contribution plan sponsored by KEMET Electronics Corporation (Company) covering all full-time employees of the Company, its parent and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)                       Contributions

Until May 7, 2007,  the minimum salary deferral election permitted was 1% of compensation, and the maximum salary deferral was 25% of compensation. Effective May 8, 2007, the Plan was amended to increase the maximum salary deferral election to 75% of compensation, subject to regulatory limits. The Company matches 100% of 401(k) contributions, not to exceed 6% of the participant’s compensation. Additional amounts may be contributed at the option of the Company’s board of directors. There were no additional contributions for the periods ended December 31, 2007 and March 30, 2007.

(c)                       Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Company’s matching contribution, (c) allocations of the Company’s additional contribution, and (d) Plan earnings (losses). Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(d)                       Vesting

Participants are immediately vested in their voluntary and the Company’s matching contributions plus actual earnings (losses) thereon.

(e)                       Investment Options

Participants may direct their investments in one or more of 23 investment options, which include 21 mutual funds (registered investment companies and retirement funds), a common trust fund, and the KEMET Corporation Stock fund.

(f)                         Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, or 50% of their total vested account balance. Loan transactions are treated as deductions from participants’ accounts and accounted for separately. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime lending rate plus 1% as of the date of the loan. As of December 31, 2007, interest rates ranged from 5% to 10% on participant loans. Principal and interest are paid through payroll deductions.

(g)                      Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in their account, or annual installments over a ten year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump-sum distribution.

(h)                      Forfeited Accounts

Forfeitures are used to reduce future employer contributions.

(i)                         New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 157, Fair Value Measurements, to provide enhanced guidance for using fair value to measure assets and liabilities. This standard defines fair value and expands disclosures about fair value measurements. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. FASB Statement No. 157 amends paragraph 11 of FASB Statement No. 35, Accounting and Reporting by Defined Benefit Pension Plans, to change the definition of fair value.  SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Plan management does not expect the adoption of SFAS No. 157 to have a material impact on the Plan’s 2008 financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 creates a fair value option under which a Company may irrevocably elect fair value as the initial and subsequent measure for many financial instruments and certain other items, with changes in fair value recognized in the statement of activities as those changes occur. An election is made on an instrument-by-instrument basis (with certain exceptions), generally when an instrument is initially recognized in the financial statements. SFAS No. 159 is effective for the Plans 2008 financial statements. The Plan management does not expect the adoption of SFAS No. 159 to have a material impact on the Plan’s 2008 financial statements.

(j)                            Plan Year

                                        Effective after the Plan year ended March 30, 2007, the Plan year-end was changed from March 30th to December 31st.

(2)     Summary of Significant Accounting Policies

(a)                       Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

(b)                       Investment Valuation and Income Recognition

Under the terms of a trust agreement between T. Rowe Price and the Plan, T. Rowe Price manages a trust fund on behalf of the Plan which includes all Plan investments. Transactions with T. Rowe Price represent party-in-interest transactions with the Plan.

The investments and changes therein of this trust fund have been reported to the Plan as having been determined through the use of fair values for all assets of the trust fund as reported by T. Rowe Price. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Stable Value fund is stated at estimated fair value which is based on the unit values of the fund. The Company’s stock is valued at its quoted market price.

The Investment Contracts held by the Stable Value Fund are primarily synthetic. The Synthetic Investment Contracts (SICs) consist of a portfolio of underlying assets owned by the trust, and a wrap contract issued by a financially responsible third party. The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying asset, in order to permit fund permitted participant initiated withdrawals from the trust.  The SICs provide for a variable crediting rate , which typically resets quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. There are no reserves currently considered necessary against contract value for credit risk of the contract issuer or otherwise .The average yield was approximately 4.87% for 2007. The crediting interest rate was approximately 4.89% at December 31, 2007.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include, but are not limited to the following (1) partial or complete legal termination of the trust or a unitholder, (2) tax disqualification of the trust or a unit holder, and (3) certain trust amendments if issuers consent is not obtained.

The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Receivables of the Plan are recorded at cost, which approximates fair value, due to their short-term maturity.

(c)                     Payment of Benefits

Benefits are recorded when paid.

(d)                   Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amount of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates and assumptions.

The plan invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(3)      Related Party Transactions

Certain Plan investments are shares of mutual funds and a common stock fund managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan; and therefore, these transactions qualify as party-in-interest. Fees paid by the Plan to T. Rowe Price for loan administration services were $2,658 and $4,338 for the nine months ended December 31, 2007 and year ended March 30, 2007, respectively. The Plan also has investments in common stock of KEMET Corporation, who is the Plan Sponsor.

(4)      Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend it from time to time, to discontinue its contributions at any time, and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will remain 100% vested in their accounts.

(5)      Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 6, 2005, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(6)      Investments

At December 31, 2007 and March 30, 2007, the investments of the Plan were as follows, with items comprising more than 5% of net assets separately stated:

	December 31, 2007	March 30, 2007
Investments at fair value:
At quoted marked prices:
Registered investment companies (mutual funds):
T.Rowe Price Equity Income Fund	$14,098,360	$14,946,385
T.Rowe Price Mid-Cap Growth Fund	13,841,281	12,900,453
T.Rowe Price Balanced Fund	11,603,143	11,402,595
T.Rowe Price Small Cap Value Fund	8,155,135	8,938,451
T.Rowe Price Blue Chip Growth Fund	5,796,300	4,919,431
All other funds	16,639,896	12,480,774
	70,134,115	65,588,089

Common stock of KEMET Corporation	6,268,616	7,327,274

At estimated fair value:
T. Rowe Price Stable Value Fund	23,149,069	23,062,569
Participant loans	1,615,406	1,652,507
Total investments, at fair value	$101,167,206	$97,630,439

During the nine months ended December 31, 2007 and year ended March 30, 2007, the Plan’s investments (depreciated) appreciated in value by $(1,851,672) and $855,171, respectively, as follows:

	Nine Months Ended December 31, 2007	Year Ended March 30, 2007

Registered investment companies (mutual funds)	$(892,533)	$2,410,159
Common stock of KEMET Corporation	(959,139)	(1,554,988)
	$(1,851,672)	$855,171

The difference between the fair value and contract value of this Plan’s fully benefit responsive investment contracts during the nine months ended December 31, 2007 is reflected below:

	December 31,	March 30,
	2007	2007	Change
Net assets at fair value	$23,149,069	$23,062,569	$86,500
Adjustment to contract value	(141,426)	203,482	(344,908)
Net assets at contract value	$23,007,643	$23,266,051	$(258,408)

(7)                     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,	March 30,
	2007	2007
Net assets available for benefits per the financial statements	$101,025,780	$100,021,814

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	141,426	(203,482)
Net assets available for benefits per the Form 5500	$101,167,206	$99,818,332

The following is a reconciliation of investment income per the financial statements to the Form 5500:

Nine Months
Ended December 31,
2007
Total investment income per the financial statements	$4,062,955
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	344,908
Total investment income per Form 5500	$4,407,863

(8)                     Plan Amendments

On October 24, 2006, the KEMET Corporation Board of Directors approved amendments to the Plan effective January 1, 2007. The amendments included: changing the Plan year-end from March 30th to December 31st, matching contributions monthly versus annually, adding the ability for plan participants over the age of 50 to make “catch-up” contributions and adding “Roth-type” contributions as an alternative.

On May 8, 2007, the KEMET Corporation Board of Directors approved amendments to the Plan effective immediately. The amendments included: increasing the percentage of compensation that participants may elect to contribute to the Plan, and providing clarification on the operation of the automatic increase in deferral election percentages in the case participants who have elected to make both pre-tax and Roth elective deferral contributions.

Schedule 1

KEMET EMPLOYEES’ SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

		(c)
	(b)	Description of investment
(a)	Identifier of issue,	including maturity date,		(e)
Party-	borrower, lessor,	rate of interest, collateral,	(d)	Current
in-interest	or similar party	par or maturity value	Cost	value
*	T. Rowe Price	Spectrum Income Fund	**	$3,097,877
*	T. Rowe Price	Balanced Fund	**	11,603,143
*	T. Rowe Price	Blue Chip Growth Fund	**	5,796,300
*	T. Rowe Price	Equity Income Fund	**	14,098,360
*	T. Rowe Price	International Stock Fund	**	4,501,350
*	T. Rowe Price	Mid-Cap Growth Fund	**	13,841,281
*	T. Rowe Price	Retirement Income Fund	**	499,530
*	T. Rowe Price	Retirement 2005 Fund	**	120,795
*	T. Rowe Price	Retirement 2010 Fund	**	760,968
*	T. Rowe Price	Retirement 2015 Fund	**	891,728
*	T. Rowe Price	Retirement 2020 Fund	**	966,971
*	T. Rowe Price	Retirement 2025 Fund	**	485,258
*	T. Rowe Price	Retirement 2030 Fund	**	932,624
*	T. Rowe Price	Retirement 2035 Fund	**	91,961
*	T. Rowe Price	Retirement 2040 Fund	**	225,702
*	T. Rowe Price	Retirement 2045 Fund	**	91,662
*	T. Rowe Price	Retirement 2050 Fund	**	9,357
*	T. Rowe Price	Retirement 2055 Fund	**	12,638
*	T. Rowe Price	Science & Technology Fund	**	2,808,382
*	T. Rowe Price	Small Cap Value Fund	**	8,155,135
*	T. Rowe Price	Summit Cash Reserves Fund	**	1,143,093
*	T. Rowe Price	Stable Value Fund	**	23,149,069
*	KEMET Corp.	Kemet Common Stock	**	6,268,616
	Participants	Loans, interest rates ranging 5% to 10%	**	1,615,406
				$101,167,206

*	A party-in-interest as defined by ERISA.
**	Cost omitted for participant-directed investments.

See accompanying report of independent registered public accounting firm.

Exhibit Index

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm